UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-35882

Blackhawk Network Holdings, Inc.
(Exact name of registrant as specified in its charter)

6220 Stoneridge Mall Road Pleasanton, CA 94588 (925) 226-9990
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	One (1)*

Pursuant to the requirements of the Securities Exchange Act of 1934, Blackhawk Network Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Blackhawk Network Holdings, Inc.

Date:	June 25, 2018	By:	/s/ Kirsten E. Richesson
Name: Kirsten E. Richesson
Title: General Counsel and Secretary

* On June 15, 2018, pursuant to an Agreement and Plan of Merger, dated as of January 15, 2018, by and among Blackhawk Network Holdings, Inc. (the “Company”), BHN Holdings, Inc. (“Parent”) and BHN Merger Sub, Inc. (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation and as a wholly owned subsidiary of Parent.